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                                                            OMB APPROVAL
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                                 DATASCOPE CORP.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    238113104
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                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.   238113104
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1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS
     Lawrence Saper
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) / /
                                                                         (B) / /
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
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                       5       SOLE VOTING POWER
                               2,554,284
      NUMBER OF        ---------------------------------------------------------
       SHARES          6       SHARED VOTING POWER
    BENEFICIALLY               0
      OWNED BY         ---------------------------------------------------------
        EACH           7       SOLE DISPOSITIVE POWER
      REPORTING                2,554,284
       PERSON          ---------------------------------------------------------
         WITH          8       SHARED DISPOSITIVE POWER
                               0
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,554,284
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10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                           /X/
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         15.4%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

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Item 1.   (a)  Name of Issuer:
               Datascope Corp.

          (b)  Address of Issuer's Principal Executive Offices or, if none,
               Residence:
               14 Philips Parkway
               Montvale, New Jersey 07645

Item 2.   (a)  Name of Person Filing:
               Lawrence Saper

          (b) Address of Principal Business Office or, if none, Residence: c/o Datascope Corp.
               14 Philips Parkway
               Montvale, New Jersey 07645

          (c)  Citizenship:
               U.S.A.

          (d)  Title of Class of Securities:
               Common Stock

          (e)  CUSIP Number:
               238113104

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

          (a)[ ] Broker or Dealer registered under Section 15 of the Act
          (b)[ ] Bank as defined in section 3(a)(6) of the Act
          (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act
          (d)[ ] Investment Company registered under section 8 of the Investment Company Act
          (e)[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
          (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
                 Income Security Act of 1974 or Endowment
                 Fund; see 13d-1(b)(1)(ii)(F)
          (g)[ ] Parent Holding Company, in accordance with 13d-1(b)(ii)(G) (Note: See Item 7)
          (h)[ ] Group, in accordance with 13d-1(b)(1)(ii)(H)


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Item 4.    Ownership:

           (a)   Amount Beneficially Owned:                2,554,284(1)

           (b)   Percent of Class:15.4%


           (c)   Number of Shares as to which such person has:

                    (i)   sole power to vote or direct the vote - 2,554,284(1)

                    (ii)  shared power to vote or direct the vote - 0

                    (iii) sole power to dispose or direct the disposition of -
                          2,554,284

                    (iv)  shared power to dispose or direct the disposition of -
                          0


Item 5.    Ownership of Five Percent or Less of a Class: Not Applicable


Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
           Not Applicable

Item 8.    Identification and Classification of Members of the Group:
           Not Applicable

--------
     (1) Does not include 22,638 shares held in trust for the benefit of one of Mr. Saper's minor children and 13,563 shares held in trust for Mr. Saper's other minor child. The trustees of such trusts are Martin Nussbaum, a citizen of the United States residing at 335 Beechmont Drive, New Rochelle, New York 10804 and Carol Saper, a citizen of the United States residing at 812 Park Avenue, New York, New York. Does not include 3,150 shares owned by Carol Saper, Mr. Saper's wife. Lawrence Saper disclaims beneficial ownership of these shares. Does not include 350,328 shares which are owned by an irrevocable trust of which Carol Saper and Martin Nussbaum are Trustees. Mr. Saper will receive annual distributions from that trust equal to 55.5% of the trust's initial net fair market value until November 19, 1999; thereafter the sole beneficiaries are Mr. Saper's wife, Carol Saper, and his descendants. The Trustees have the sole right to vote and dispose of the shares. Mr. Saper disclaims beneficial ownership of these shares. Includes 545,000 shares which are subject to currently exercisable options which includes an option to purchase 500,000 shares, which option became exercisable on August 3, 1994, subject to certain conditions and 1,592 shares held in trust for Mr. Saper pursuant to the Issuer's 401(k) plan.

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Item 9.   Notice of Dissolution of Group: Not Applicable


Item 10.  Certification:


                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                DATASCOPE CORP.

                                                BY:  /s/Lawrence Saper
                                                   ---------------------------
                                                     Lawrence Saper
                                                     Chairman of the Board and
                                                     Chief Executive Officer

Dated:   February 11, 1998